SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 8-A/A
                               Amendment No. 1
              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                          EL PASO ENERGY CORPORATION
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            (Exact name of registrant as specified in its charter)


               Delaware                                76-0568816
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 (State of incorporation or organization)           (I.R.S. Employer
                                                   Identification No.)
          1001 Louisiana Street
              Houston, Texas                              77002
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 (Address of principal executive offices)              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the
Act:

Title of each class                        Name of each exchange
to be so registered                        on which each class
-------------------                        is to be registered
                                           ---------------------

Rights to Purchase Series A                New York Stock Exchange
Junior Participating Preferred Stock

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. |_|

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. |_|

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)


          This Form 8A/A Amendment No. 1 amends and supplements the information set forth in the Registration Statement on Form 8-A, filed on August 3, 1998 (the "Form 8-A") by El Paso Energy Corporation, a Delaware corporation (the "Company"). On January 20, 1999, the Board of Directors of the Company approved an Amended and Restated Shareholder Rights Agreement, dated as of January 20, 1999 between the Company and BankBoston, N.A., which became effective as of January 20, 1999.

Item 1.   Description of Securities to be Registered.
          -------------------------------------------

          Item 1 of the Form 8-A is amended and restated in its entirety by substituting the following:

          El Paso Natural Gas Company, a Delaware corporation ("El Paso"), El Paso Energy Corporation, a Delaware corporation (the "Company") and El Paso Energy Merger Company, a Delaware corporation ("Merger Sub") and a direct, wholly owned subsidiary of the Company entered into an Agreement and Plan of Merger, dated July 16, 1998, pursuant to which effective August 1, 1998, Merger Sub merged with and into El Paso, with El Paso as the surviving corporation, as a result of which each outstanding share of common stock, $3.00 par value per share, of El Paso was converted into one share (or equal fraction thereof) of common stock, $3.00 par value per share, of the Company (the "Common Stock"), and each one-half outstanding preferred stock purchase right of El Paso was converted into one preferred stock purchase right (a "Right") associated with each share of Common Stock, and one Right is associated with each share of Common Stock issued after August 1, 1998. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a price of $75.00 per one two-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Shareholder Rights Agreement, dated as of January 20, 1999 (the "Shareholder Rights Agreement"), between the Company and BankBoston, N.A. (the "Rights Agent").

          The Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the shares of Common Stock on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (as hereinafter defined); or
(ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). A person or group whose acquisition of voting securities causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person". The first date of public announcement that a person or group has become an Acquiring Person is the "Stock Acquisition Date."

          The Rights Agreement provides that until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Shareholder Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on July 7, 2002, unless earlier redeemed by the Company as described below.

          In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as hereinafter defined), each holder of a Right will have (subject to the terms of the Shareholder Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of shares of Common Stock, or, in the discretion of the Board of Directors of the Company, the number of one two-hundredths of a share of Preferred Stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Shareholder Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding shares of Common Stock which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as hereinafter defined) to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such Disinterested Directors may deem relevant. "Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or affiliates or associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Company by a Transaction Person (as defined in the Shareholder Rights Agreement).

          In the event that, at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Interested Stockholder, or, if in such transaction all holders of shares of Common Stock are not offered the same consideration, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

          The Purchase Price payable, and the number of two-hundredths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) upon the grant to holders of the shares of Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into shares of Preferred Stock with a conversion price, less than the then current market price of the shares of Preferred Stock or (iii) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          The Purchase Price payable, and the number of two-hundredths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are also subject to adjustment in the event of a stock split of the shares of Common Stock, or a stock dividend on the shares of Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional two-hundredths of a share of Preferred Stock will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading day prior to the date of exercise.

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of shares of Common Stock are not offered the same consideration but not involving an Interested Stockholder (as defined in the Shareholder Rights Agreement), (ii) following an event giving rise to, and the expiration of the exercise period for, the Flip-In Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of the Company's voting securities or (iii) if the Acquiring Person reduces his ownership below 5% in transactions not involving the Company. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Flip-In Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The shares of Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 200 times the dividend declared on each share of Common Stock, but in no event less than $25 (the equivalent of $.125 per share of common stock). In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of 200 times $75 or 200 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 200 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 200 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one two-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          Attached hereto as Exhibit 1 and incorporated herein by reference is a form of the Amended and Restated Shareholder Rights Agreement, dated as of January 20, 1999, between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A-1 -- Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company; Exhibit A-2 -- Amended Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company; Exhibit B -- Form of Right Certificate; and Exhibit C -- Summary of Rights to Purchase Preferred Stock. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

Item 2.   Exhibits.
          ---------

          1. Amended and Restated Shareholder Rights Agreement, dated as of January 20, 1999 between the Company and BankBoston, N.A., as Rights Agent, which includes, as Exhibit A-1 thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company, as Exhibit A-2 thereto, the Amended Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company, as Exhibit B thereto, the Form of Right Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock.


                                 SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

                                       EL PASO ENERGY CORPORATION.


                                       By:    /s/  H. Brent Austin
                                              --------------------
                                       Name:    H. Brent Austin
                                       Title:   Executive Vice President
                                                and Chief Financial Officer

Dated:  January 28, 1999